

November 4, 2014

Via E-mail
Guy Marsala
Chief Executive Officer
Medbox, Inc.
8439 West Sunset Blvd., Suite 101
West Hollywood, CA 90069

> **Re: Medbox, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 21, 2014**
> **File No. 333-199162**

Dear Mr. Marsala:

We have reviewed your amended registration statement and have the following comments.

General

1.   We note your response to comment one in our letter dated October 16, 2014. Please note that the private placement of shares must be completed prior to filing the registration statement. This means that the selling security holders must be irrevocably bound to purchase the shares, and that they cannot have the ability to make further investment decisions after filing of the registration statement. Please withdraw your registration statement and renegotiate the necessary provisions of the purchase agreements before filing a new registration statement.

About this offering, page 7

2.   We note your revised disclosure in response to comment two in our letter dated October 16, 2014. It appears that the total possible profit realizable by the selling shareholders remains unchanged despite the three different amortization conversion rates. Please advise or revise your disclosure accordingly.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Via E-mail
        Darren Ocasio, Esq.